Exhibit 99.1

Neptune Wellness Enters Strategic Distribution Partnership with Global CPG Company

Partnership to expand distribution relationships to also bring Neptune branded products to market

LAVAL, QC, Sept. 22, 2020 /CNW/ - Neptune Wellness Solutions, Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, today announced an import and stocking distribution partnership with one of the world's leading consumer goods companies, making and selling around 400 brands in more than 190 countries, for professional beauty, personal care and hygiene product lines generating potential sales revenue from as much as USD $65 million up to USD $137 million over the next 18 months based on the consumer product company's and Neptune's projections.

Neptune expects to receive first shipments of products into its inventory by the end of October 2020. It should be noted that the distribution agreement does not require any minimum annual purchase commitments, acceptance of orders placed by Neptune are at the discretion of the global consumer product company. Accordingly, there is no certainty at this time that the full deal size will be realized.

The deal is consistent with Neptune's B2B and B2C dual go-to-market strategy to serve consumers at both wholesale and retail levels, with the Company serving as the U.S. and Canadian master distributor for its partners' products, including hand cleaning wipes and hand sanitizing wash and gels across commercial, industrial and institutional channels.

As a master distributor for the global CPG organization, Neptune additionally expects to expand its reach into major North American retailers to create new distribution opportunities for Neptune branded consumer packaged goods products.

"This is the latest in a growing list of partners, including national retailers in the club store channel, International Flavors & Fragrances, and others," said Michael Cammarata, Chief Executive Officer and President of Neptune. "We believe these high-profile partners will help Neptune expand our distribution relationships and help us with our goal of bringing our own branded products to market."

Dr. Toni Rinow, Chief Financial Officer and Global Operating Officer of Neptune, added: "We intend to develop long-term relationships with high-quality partners to steadily expand our revenue. At the same time, the business remains focused on innovation to drive revenue, and it is part of our core financial strategy to enhance margins and capitalize on asset-light innovations."

ABOUT NEPTUNE WELLNESS SOLUTIONS, INC.:
Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high-quality and affordable consumer products in response to long-term secular trends and market demand for plant-based, sustainable, and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals, and white label consumer packaged goods. The Company has a strong position in cannabis and hemp research, development, and commercialization focused on the use of cannabinoids in household products to make them safer, healthier, and more effective. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec, and a 24,000-square-foot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/.

FORWARD LOOKING STATEMENTS:
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. These statements are based on certain factors and assumptions, including, the validity of the forecast provided by the global consumper company, anticipated demand for the products of the global consumer company, the volume of purchase orders placed by Neptune, the types of products that will be subject to purchase orders placed by Neptune,  prices at which the products will be purchased by Neptune and sold to its customers, the availaibility of sufficient cash or credit facilities for Neptune to fund its purchase orders,  expected financial performance,  the effect of the ongoing global COVID-19 public health emergency on the Company's operations, business prospects, the ability of Neptune to sell the products purchased by it from the global consumer company and the price at which Neptune will sell such products and like matters. While Neptune considers these factors and assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "up to", "projects", "forecasts", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. . Important factors that could cause actual results to differ materially from expectations include but are not limited to: that current customers will continue to make and increase orders for the Company's products,and in accordance with communicated intentions (including in purchase orders), that the Company's supply chain will be adequate to replace material supply and manufacturing, Company liquidity and capital resources, including the availability of additional capital resources to fund its activities, level of competition, changes in laws and regulations, legal and regulatory proceedings, the ability to adapt products and services to the changing market, the ability to attract and retain key executives and the ability to execute strategic plas.  Past performance is not guarantee of future performance and readers should not rely on historical results as an indication of future results. The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Revenue forecasts herein constitute future–oriented financial information and financial outlooks (collectively, "FOFI"), and generally, are, without limitation, based on the assumptions and subject to the risks set out above under "Forward–Looking Statements". Although management believes such assumption to be reasonable, a number of such assumptions are beyond the Company's control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management's current expectations and plans relating to the Company's future performance, and may not be appropriate for other purposes. The FOFI does not purport to present the Company's financial condition in accordance with IFRS, and it is expected that there may be differences between actual and forecasted results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, John Mills, 646-277-1254, John.Mills@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 22-SEP-20